Exhibit 4.13
DESCRIPTION OF SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934

The following description of the capital stock of Howard Hughes Holdings Inc. (“we,” “us,” “our” and the “Company”) is a summary and does not purport to be complete. It is subject to and qualified in its entirety by reference to our (i) Second Amended and Restated Certificate of Incorporation (the “Certificate of Incorporation”) and (ii) Amended and Restated Bylaws, as amended by Amendment No. 1 to the Amended and Restated Bylaws (the “Bylaws”), each of which are incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this Exhibit 4.5 is a part. We encourage you to read our Certificate of Incorporation, our Bylaws and the applicable provisions of the Delaware General Corporation Law (the “DGCL”) for additional information.

Description of Common Stock

Authorized Capital Shares

Our authorized capital shares consist of 150,000,000 shares of common stock, $0.01 par value per share (“Common Stock”), and 50,000,000 shares of preferred shares, $0.01 par value per share (“Preferred Stock”). All outstanding shares of our Common Stock are fully paid and nonassessable.

Voting Rights

Each share of Common Stock is entitled to one vote on all matters submitted to a vote of stockholders. Holders of Common Stock do not have cumulative voting rights.

Dividend Rights

Subject to any preferential rights of any outstanding Preferred Stock, holders of our Common Stock will be entitled to receive ratably the dividends, if any, as may be declared from time to time by our board of directors out of funds legally available for that purpose.

Liquidation Rights

If there is a liquidation, dissolution or winding up of our Company, holders of our Common Stock would be entitled to ratable distribution of our assets remaining after the payment in full of liabilities and any preferential rights of any outstanding Preferred Stock.

Other Rights and Preferences

There are no preemptive or conversion rights or other subscription rights, and there are no redemption or sinking fund provisions applicable to the Common Stock. The rights, preferences and privileges of the holders of our Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of Preferred Stock that we may designate and issue in the future. There are no provisions in our Certificate of Incorporation or Bylaws discriminating against a stockholder because of his or her ownership of a particular number of shares.

We are not aware of any limitations on the rights to own our Common Stock, including rights of non-resident or foreign stockholders to hold or exercise voting rights on our Common Stock, imposed by foreign law or by our Certificate of Incorporation or Bylaws.

Listing

The Common Stock is traded on the New York Stock Exchange under the trading symbol “HHH.”

Anti-Takeover Effects of Various Provisions of Delaware Law
and our Certificate of Incorporation and Bylaws

Provisions of the DGCL and our Certificate of Incorporation and Bylaws could make it more difficult to acquire us by means of a tender offer, a proxy contest or otherwise, or to remove incumbent officers and directors. These provisions, summarized below, are expected to discourage certain types of coercive takeover practices and takeover bids that our board of directors may consider inadequate and to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection of our ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging takeover or acquisition proposals because, among other things, negotiation of these proposals could result in improved terms for our stockholders.

Delaware Anti-Takeover Statute

We are subject to Section 203 of the DGCL, an anti-takeover statute. In general, Section 203 of the DGCL prohibits a publicly-held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years following the time the person became an interested stockholder, unless the business combination or the acquisition of shares that resulted in a stockholder becoming an interested stockholder is approved in a prescribed manner. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns (or, if the person is an affiliate or an associate of the Company, within three years prior to the determination of interested stockholder status did own) 15% or more of a corporation’s voting stock. The existence of this provision would be expected to have an anti-takeover effect with respect to transactions not approved in advance by our board of directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

Size of Board and Vacancies

Our Bylaws provide that the number of directors on our board of directors will be fixed exclusively by our board of directors. Subject to the rights of the holders of any series of preferred stock then outstanding, newly created directorships resulting from any increase in our authorized number of directors will be filled by a majority of our board of directors then in office, provided that a majority of the total number of directors is present, unless the board of directors otherwise determines that such directorships should be filled by the affirmative vote of the stockholders of record of at least a majority of the voting stock. Any vacancies in our board of directors resulting from death, resignation, retirement, disqualification, removal from office or other cause will be filled generally by the majority vote of our remaining directors in office, even if less than a quorum is present. Our Certificate of Incorporation and Bylaws permit stockholders to remove a director or directors with or without cause.

Special Stockholder Meetings

Under our Certificate of Incorporation and Bylaws, our board of directors may call special meetings of our stockholders. A special meeting is also required to be called by the secretary upon written request by stockholders who together hold 15% or more of the voting power of the issued and outstanding shares of the capital stock of the Company entitled to vote generally in the election of directors.

Prohibition of Stockholder Action by Written Consent

Our Certificate of Incorporation and Bylaws expressly prohibit our stockholders from acting by written consent. Stockholder action must take place at an annual or a special meeting of our stockholders.

Requirements for Advance Notification of Stockholder Nominations and Proposals

Our Bylaws establish advance notice procedures with respect to stockholder proposals and nomination of candidates for election as directors other than nominations made by or at the direction of our board of directors or a committee of our board of directors.

No Cumulative Voting

The DGCL provides that stockholders are denied the right to cumulate votes in the election of directors unless our Certificate of Incorporation provides otherwise. Our Certificate of Incorporation does not provide for cumulative voting.